Exhibit 3.239

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is UCP Hillcrest Hollister, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                             .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 15th day of January, 2014.

By:	/s/ James F. Mosier
Authorized Person(s)
Name:	James F. Mosier

State of Delaware Secretary of State Division of Corporations Delivered 05:17 PM 01/15/2014 FILED 05:17 PM 01/15/2014 SRV 140053762 - 5466468 FILE